Exhibit 2.3

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of July 16, 2013 (this “Agreement”), is entered into by and among Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Talon Therapeutics, Inc., a Delaware corporation (the “Company”) and Corporate Stock Transfer, Inc., as Rights Agent (the “Rights Agent”).

RECITALS

A. Parent, Eagle Acquisition Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and certain stockholders of the Company (the “Principal Stockholders”) have entered into a Securities Purchase Agreement dated as of the same date herewith (as amended from time to time, the “Stockholder Purchase Agreement”), pursuant to which such Principal Stockholders shall sell to Merger Sub, and Merger Sub shall purchase from such Principal Stockholders, certain shares of Company Common Stock and warrants to purchase Company Common Stock owned by such Principal Stockholders.

B. Parent, Merger Sub, and the Company have entered into a Stock Purchase Agreement dated as of the same date herewith (as amended from time to time, the “Purchase Agreement”), pursuant to which Merger Sub will merge with and into Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

C. Pursuant to the Stockholder Purchase Agreement and the Purchase Agreement, Parent has agreed to provide to the Company’s stockholders the right to receive contingent cash payments as hereinafter described.

AGREEMENT

The parties to this Agreement, for and in consideration of the premises and the consummation of the transactions referred to above, intending to be legally bound, hereby mutually covenant and agree, for the equal and proportionate benefit of all Holders (as defined below), as follows:

SECTION 1

DEFINITIONS

1.1 Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Purchase Agreement. The following terms shall have the meanings ascribed to them below:

“Acting Holders” means, at the time of determination, Holders of a majority of the outstanding CVRs.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of Parent to have been duly adopted by the Parent Board and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Closing Date” shall have the meaning provided in the Purchase Agreement.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Purchase Agreement and this Agreement.

“Diligent Efforts” means, with respect to any Product, commercially reasonable efforts of a Person to carry out its obligations, and to cause its Affiliates and licensees and sublicensees to carry out their respective obligations, using such efforts and employing such resources normally used by Persons of comparable resources in the specialty pharmaceutical business relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity, product profile, including efficacy, safety, tolerability and convenience, the competitiveness of alternate products in the marketplace or under development, the availability of existing forms or dosages for other indications, the launch or sales of a similar product by such Person or third parties, the regulatory environment and the profitability of the applicable product (including pricing and reimbursement status achieved), and other relevant factors, including technical, commercial, legal, scientific and/or medical factors. Factors beyond the reasonable control of a Person, including without limitation, regulatory delays, safety findings, unforeseen technical challenges, the failure of a Product to meet necessary scientific or regulatory endpoints, and force majeure events shall be taken into account when evaluating whether a Person’s efforts hereunder constitute Diligent Efforts. Notwithstanding anything to the contrary, Parent, and any successors and/or assigns of Parent to whom this Agreement or any rights thereto are assigned, shall have sole discretion and decision making authority over how much to invest in the Products and whether and on what terms, if any, to enter into (i) a license or sale agreement related to the Products, or (ii) any other arrangement, plan, program, or agreement for the development, marketing or sale of the Products.

“DTC” means The Depository Trust Company.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Level 1 Milestone” means Net Sales of the Products for any calendar year of $30 million or more.

“Level 1 Milestone Amount” means $5 million in cash.

“Level 1 Milestone Per Share Amount” means an amount in cash equal to the Level 1 Milestone Amount divided by the number of outstanding CVRs (assuming all then outstanding Company Warrants are exercised and have the right to receive the Per Share Merger Price).

“Level 2 Milestone” means Net Sales of the Products for any calendar year of $60 million or more.

“Level 2 Milestone Amount” means $10 million in cash.

“Level 2 Milestone Per Share Amount” means an amount in cash equal to the Level 2 Milestone Amount divided by the number of outstanding CVRs (assuming all then outstanding Company Warrants are exercised and have the right to receive the Per Share Merger Price).

“Level 3 Milestone” means Net Sales of the Products for any calendar year of $100 million or more.

“Level 3 Milestone Amount” means $25 million in cash.

“Level 3 Milestone Per Share Amount” means an amount in cash equal to the Level 3 Milestone Amount divided by the number of outstanding CVRs (assuming all then outstanding Company Warrants are exercised and have the right to receive the Per Share Merger Price).

“Level 4 Milestone” means Net Sales of the Products for any calendar year of $200 million or more.

“Level 4 Milestone Amount” means $50 million in cash less either (i) a Change of Control Plan amount of $2,584,000 if the Regulatory Milestone has not been attained; or (ii) a Change of Control Plan amount of $2,984,000 if the Regulatory Milestone has been attained. The applicable Change of Control Plan amount shall be payable to Eligible Employees (as defined in the Company Change of Control Plan) under the Company Change of Control Plan (as in effect on the date of this Agreement) as a result of the Merger and the payment of the Level 4 Milestone Amount hereunder, if any.

“Level 4 Milestone Per Share Amount” means an amount in cash equal to the Level 4 Milestone Amount divided by the number of outstanding CVRs (assuming all then outstanding Company Warrants are exercised and have the right to receive the Per Share Merger Price).

“Level 5 Milestone” means Net Sales of the Products for any calendar year of $400 million or more.

“Level 5 Milestone Amount” means $100 million in cash, less $8,000,000 payable to Eligible Employees (as defined in the Company Change of Control Plan) under the Company Change of Control Plan (as in effect on the date of this Agreement) as a result of the Merger and the payment of the Level 5 Milestone Amount hereunder, if any.

“Level 5 Milestone Per Share Amount” means an amount in cash equal to the Level 5 Milestone Amount divided by the number of outstanding CVRs (assuming all then outstanding Company Warrants are exercised and have the right to receive the Per Share Merger Price).

“Marketing Authorization” means with respect to Menadione Topical Lotion in a jurisdiction, the non-Subpart H approval from the Regulatory Authority necessary for the commercial manufacture, marketing and sale of Menadione Topical Lotion in such jurisdiction. For the avoidance of doubt, an “approvable letter” or similar communication published by the United States Food and Drug Administration shall not constitute approval for purposes of the foregoing.

“Menadione Patent Rights” means the patents set forth on Schedule I, including any extensions and renewals thereof.

“Milestone” means any of the Level 1 Milestone, Level 2 Milestone, Level 3 Milestone, Level 4 Milestone, Level 5 Milestone or Regulatory Milestone.

“Milestone Amount” means any of the Level 1 Milestone Amount, Level 2 Milestone Amount, Level 3 Milestone Amount, Level 4 Milestone Amount, Level 5 Milestone Amount or Regulatory Milestone Amount.

“Milestone Per Share Amount” means any of the Level 1 Milestone Per Share Amount, Level 2 Milestone Per Share Amount, Level 3 Milestone Per Share Amount, Level 4 Milestone Per Share Amount, Level 5 Milestone Per Share Amount or Regulatory Milestone Per Share Amount.

“Net Sales” means the aggregate gross revenues invoiced by Parent and its Affiliates, licensees and sublicensees from or on account of the sale of Products to third parties, in any given calendar year, less deductions actually allowed or specifically allocated to Products for the following:

(a) credits or allowances, if any, actually granted on account of recalls, rejection or return of Products or on account of retroactive price reductions affecting such Product;

(b) insurance, freight or other transportation costs incurred in shipping Products;

(c) excise taxes, sales taxes, value added taxes, consumption taxes, customs and other duties or other taxes or other governmental charges imposed upon and paid or allowed with respect to the production, importation, use or sale of Products (excluding income or franchise taxes of any kind);

(d) customary trade, quantity and cash discounts allowed on the Product;

(e) rebates, chargebacks and other amounts paid on sale or dispensing of the Product;

(f) sales commissions, data and distribution fees paid to distributors and/or selling agents;

(g) the booked cost of devices or systems used for delivering a Product into the patient where the Product when sold is a combination of the active pharmaceutical ingredient and the device or system; and

(h) amounts accrued for bad debt;

provided, that the foregoing is subject to the following:

(i) Net Sales shall be calculated only once for the first sale of such Product by Parent and its Affiliates, licensees and sublicensees, as the case may be, to a third party which is neither an Affiliate, licensee or sublicensee;

(j) A sale of Products by Parent and its Affiliates, licensees and sublicensees, to a wholesaler distributor shall be regarded as the first sale of the Product;

(k) Net Sales shall not include transfer between any of Parent and its Affiliates, licensees or sublicensees for resale, but Net Sales shall include the subsequent final sales to third parties by such Affiliates, licensees or sublicensees;

(l) fair market value shall be assigned to any and all non-cash consideration such as but not limited to any credit, barter, benefit, advantage or concession received by Parent and its Affiliates, licensees or sublicensees in payment for sale of Products;

(m) as used in this definition, a “sale” shall have occurred when Products are billed out or invoiced;

(n) notwithstanding anything herein to the contrary, the following shall not be considered a sale of Products under this Agreement:

(i) the transfer of a Product to a third party without consideration to Parent in connection with the development or testing of a Product; or

(ii) the transfer of a Product to a third party without consideration in connection with the marketing or promotion of the Product (e.g., samples).

For purposes of this definition of “Net Sales”, if Parent and its Affiliates, licensees and sublicensees sells the Products in the form of a combination product containing one or more active ingredients in addition to the Product, “Net Sales” for such combination product will be calculated by multiplying the Net Sales from the sale of such combination product by the fraction A/B, where “A” is the fair market value of the Product when supplied or priced separately and “B” is the fair market value of the combination product. If no market price is available for the Product when supplied or priced separately, fair market value shall be determined in good faith by the parties.

Notwithstanding anything to the contrary in this definition of “Net Sales”, Parent’s calculation of Net Sales shall be made in accordance with generally accepted accounting principles in the United States or the IFRS, as applicable to Parent, and in a manner consistent with the historical calculation of net sales by Parent and its subsidiaries.

“Net Sales Milestone” means any of the Level 1 Milestone, Level 2 Milestone, Level 3 Milestone, Level 4 Milestone or Level 5 Milestone.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means: a transfer of CVRs (a) on death by will or intestacy; (b) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (c) pursuant to a court order; or (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

“Product” shall mean Marqibo®.

“Regulatory Authority” means the United States Food and Drug Administration, and any successor governmental authority that has responsibility for granting approvals for the manufacturing, marketing, sale, reimbursement and/or pricing of a Product in the United States.

“Regulatory Milestone” means the receipt of Marketing Authorization for Menadione Topical Lotion from any Regulatory Authority.

“Regulatory Milestone Amount” means $5 million in cash, and if the Regulatory Milestone is achieved following the satisfaction of the Level 4 Milestone, less $400,000 payable to Eligible Employees (as defined in the Company Change of Control Plan) under the Company Change of Control Plan (as in effect on the date of this Agreement) as a result of the Merger and the payment of the Regulatory Milestone Amount hereunder, if any.

“Regulatory Milestone Per Share Amount” means an amount in cash equal to the Regulatory Milestone Amount divided by the number of outstanding CVRs.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Warrant Milestone Amount” means an amount in cash equal to the Level 1 Milestone Per Share Amount, Level 2 Milestone Per Share Amount, Level 3 Milestone Per Share Amount, Level 4 Milestone Per Share Amount, Level 5 Milestone Per Share Amount or Regulatory Milestone Per Share Amount, as applicable, attributable to the holders of Company Warrants.

SECTION 2

CONTINGENT VALUE RIGHTS

2.1 CVRs. As provided in the Stockholder Purchase Agreement and the Purchase Agreement, each Holder shall be entitled to one CVR for each share of Company Common Stock that is sold to Merger Sub pursuant to Section 2.1 of the Stockholder Purchase Agreement or that is converted into the right to receive the Per Share Merger Price pursuant to Section 5.1(c) of the Purchase Agreement. In addition, if a Company Warrant is exercised following the Effective Time and the holder thereof becomes entitled to receive the Per Share Merger Price in accordance with the terms of such Company Warrant (as in effect as of the date of this Agreement), Parent may instruct the Rights Agent to register such additional CVRs in the name of the holder of such exercised Company Warrant on the CVR Register (as defined below) as the holder of such exercised Company Warrant is entitled to receive in accordance with the terms thereof. CVRs shall not be registered in the name of any Person except as provided in this Section 2.1 and Section 2.2.

2.2 Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders of the CVRs and registering CVRs and transfers of CVRs as herein provided. The CVR Register will show one position for Cede & Co representing all the shares of Company Common Stock held by DTC on behalf of the street holders of the shares of Company Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street holders in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.5 below, the Rights Agent will accomplish the payment to any street holders of shares of Company Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regards to distribution of payments by DTC to such street holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2 every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof, his, her or its attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent, evidencing the same right, and shall entitle the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer Tax) to the Holder.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

2.4 Milestone Certificates.

(a) If the Level 1 Milestone is attained during a calendar year, then within ninety (90) days thereafter, Parent shall deliver to the Rights Agent a certificate (the “Level 1 Milestone Certificate”) certifying the satisfaction of the Level 1 Milestone and that the Holders are entitled to receive the Level 1 Milestone Amount from Parent, together with Parent’s calculation of Net Sales (“Net Sales Calculation”) for such calendar year. If the Level 1 Milestone is attained with respect to a calendar year, it shall not be attained in any subsequent calendar year.

(b) If the Level 2 Milestone is attained during a calendar year, then within ninety (90) days thereafter, Parent shall deliver to the Rights Agent a certificate (the “Level 2 Milestone Certificate”) certifying the satisfaction of the Level 2 Milestone and that the Holders are entitled to receive the Level 2 Milestone Amount from Parent, together with Parent’s Net Sales Calculation for such calendar year. If the Level 2 Milestone is attained with respect to a calendar year, it shall not be attained in any subsequent calendar year.

(c) If the Level 3 Milestone is attained during a calendar year, then within ninety (90) days thereafter, Parent shall deliver to the Rights Agent a certificate (the “Level 3 Milestone Certificate”) certifying the satisfaction of the Level 3 Milestone and that the Holders are entitled to receive the Level 3 Milestone Amount from Parent, together with Parent’s Net Sales Calculation for such calendar year. If the Level 3 Milestone is attained with respect to a calendar year, it shall not be attained in any subsequent calendar year.

(d) If the Level 4 Milestone is attained during a calendar year, then within ninety (90) days thereafter, Parent shall deliver to the Rights Agent a certificate (the “Level 4 Milestone Certificate”) certifying the satisfaction of the Level 4 Milestone and that the Holders are entitled to receive the Level 4 Milestone Amount from Parent, together with Parent’s Net Sales Calculation for such calendar year. If the Level 4 Milestone is attained with respect to a calendar year, it shall not be attained in any subsequent calendar year.

(e) If the Level 5 Milestone is attained during a calendar year, then within ninety (90) days thereafter, Parent shall deliver to the Rights Agent a certificate (the “Level 5 Milestone Certificate” and together with the Level 1 Milestone Certificate, Level 2 Milestone Certificate, Level 3 Milestone Certificate and Level 4 Milestone Certificate, each a “Net Sales Milestone Certificate”) certifying the satisfaction of the Level 5 Milestone and that the Holders are entitled to receive the Level 5 Milestone Amount from Parent, together with Parent’s Net Sales Calculation for such calendar year. If the Level 5 Milestone is attained with respect to a calendar year, it shall not be attained in any subsequent calendar year.

(f) If the Regulatory Milestone is attained, then within ninety (90) days thereafter, Parent shall deliver to the Rights Agent a certificate (the “Regulatory Milestone Certificate” and together with the Level 1 Milestone Certificate, Level 2 Milestone Certificate, Level 3 Milestone Certificate, Level 4 Milestone Certificate and Level 5 Milestone Certificate, each a “Milestone Certificate”) certifying the satisfaction of the Regulatory Milestone and that the Holders are entitled to receive the Regulatory Milestone Amount from Parent. In no event shall the Regulatory Milestone be attained more than once.

(g) If no Milestone is attained during a calendar year (the last date of any such calendar year, the “Milestone Measuring Date”), then on or before the date that is ninety (90) days after the Milestone Measuring Date, Parent shall deliver to the Rights Agent a certificate (the “Milestone Payment Non-Compliance Certificate”) certifying that no Milestone has occurred during such calendar year and that Parent has complied with its obligations under this Agreement with respect to such calendar year, together with Parent’s Net Sales Calculation for such calendar year.

(h) If a single Net Sales Milestone Certificate reflects a Net Sales Calculation that would satisfy more than one Net Sales Milestone (that has not been previously attained) during such calendar year, then all such Net Sales Milestones shall be deemed attained. For example, if a Level 5 Milestone Certificate is delivered by Parent to the Rights Agent during the calendar year ending on December 31, 2014, which reflects a Net Sales Calculation for such calendar year of $400 million, and none of the Net Sales Milestones have been previously attained, then all of the Net Sales Milestones shall be deemed attained.

2.5 Payment Procedures

(a) In connection with delivery of any Milestone Certificate, Parent shall also deliver to the Rights Agent cash in immediately available funds in the aggregate amount of the applicable Milestone Amount concurrently with the delivery of such Milestone Certificate (the date of such payment, the “Milestone Payment Date”).

(b) The Rights Agent shall promptly, and in no event later than twenty (20) Business Days after receipt, send each Holder at its registered address a copy of any certificate and Net Sales Calculation delivered by Parent or the Company pursuant to Section 2.4. If in such certificate Parent or the Company certifies that a Milestone Amount is payable to the Holders, then the Rights Agent shall also pay the applicable Milestone Per Share Amount to each of the Holders (the amount which each Holder is entitled to receive will be based on the Milestone Per Share Amount with respect to such Milestone multiplied by the number of CVRs held by such Holder, as reflected on the CVR Register, rounded down to the nearest cent) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the first Business Day following the Milestone Payment Date.

(c) Parent and the Rights Agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the payment of any Milestone Amount or Milestone Per Share Amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to or deposited with the relevant governmental authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder, the Rights Agent shall, to the extent practicable, provide notice to the Holder of such potential withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts.

(d) In the event that any holder of a Company Warrant exercises such Warrant after one or more Milestone Payment Dates, such holder shall be entitled to receive payment by the Rights Agent from the applicable Warrant Milestone Amount(s) as if such holder were a Holder at or prior to the applicable Milestone Payment Date as provided in Section 2.5(b) above.

(e) Any portion of any Milestone Amount (other than any Warrant Milestone Amount) that remains undistributed to the Holders for one year after any applicable Milestone Payment Date (or immediately prior to such earlier date on which the Milestone Payment would otherwise escheat to or become the property of any governmental body) shall be delivered by the Rights Agent to Parent and any Holder shall thereafter look only to Parent for payment of any portion of such Milestone Amount.

(f) Any portion of any Warrant Milestone Amount that remains undistributed as of March 31, 2017 shall be promptly distributed to the Holders by the Rights Agent (the amount which each Holder is entitled to receive will be based on the remaining balance of such Warrant Milestone Amount divided by the number of outstanding CVRs, multiplied by the number of CVRs held by such Holder, as reflected on the CVR Register, rounded down to the nearest cent) by check mailed to the address of each Holder as reflected in the CVR Register. To the extent that any portion of any Warrant Milestone Amount remains undistributed to the Holders as of March 31, 2018, such Warrant Milestone Amount shall be delivered by the Rights Agent to Parent and any Holder shall thereafter look only to Parent for payment of any portion of such Warrant Milestone Amount.

(g) Neither Parent nor the Rights Agent shall be liable to any person in respect of any portion of a Milestone Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent, Merger Sub or the Company.

SECTION 3

THE RIGHTS AGENT

3.1 Certain Duties And Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in compliance with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence.

3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been arisen from Rights Agent’s gross negligence, bad faith or willful misconduct; and

(g) Parent agrees (i) to pay the fees and reasonable and documented out-of-pocket expenses of the Rights Agent in connection with this Agreement, as agreed upon in writing by Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes measured by the Rights Agent’s net income).

3.3 Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders specifying a date when such resignation shall take effect, which notice shall be sent at least 60 (sixty) days prior to the date so specified. Parent shall have the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect. Notice of such removal shall be given by Parent to Rights Agent, which notice shall be sent at least 60 (sixty) days prior to the date so specified.

(b) If the Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give notice of each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

(d) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Holders of not less than a majority of the outstanding CVRs, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

3.4 Acceptance of Appointment By Successor. Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; but, on request of Parent or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

SECTION 4

COVENANTS

4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), or from the Company with respect to Company Options, the names and addresses of the Holders within thirty (30) Business Days following the Effective Time.

4.2 Payment of Milestone Amounts. Parent shall duly and promptly deposit with the Rights Agent for payment to each Holder the Milestone Amounts, if any, in the manner provided for in Section 2.5 and in accordance with the terms of this Agreement.

4.3 Required Efforts. Parent shall use Diligent Efforts to achieve the Milestones.

4.4 Audits.

(a) Upon the written request of the Acting Holders and no more than once during any calendar year, and upon reasonable notice, Parent shall provide an independent certified public accounting firm of nationally recognized standing selected by the Acting Holders and Parent (the “Independent Accountant”) with access during normal business hours to such records of Parent as may be reasonably necessary to verify the calculation of Net Sales for any period within the preceding two (2) years that has not previously been audited in accordance with this Section 4.4. Parent shall pay for the fees charged by the Independent Accountant; provided, however, that Parent shall be reimbursed for the fees charged by such Independent Accountant in the event that the Independent Accountant determines that no Milestone Amount was due for the period audited, through the deduction of such fees from the first Milestone Amount payable pursuant to this Agreement subsequent to such determination. The Independent Accountant shall disclose to the Acting Holders only whether the applicable Milestone Amount was due and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The initiation of a review by the Acting Holders as contemplated by this Section 4.4 shall not relieve Parent of its obligation to pay any Milestone Amount for which notice of achievement has been given.

(b) If the Independent Accountant concludes that any Milestone Amount should have been paid but was not paid when due, Parent shall pay to the Rights Agent for payment to each Holder the Milestone Amount (to the extent not paid on a subsequent date), as applicable, plus interest on such Milestone Amount, as applicable, at the “prime rate” as published in the Wall Street Journal from time to time, from when the Milestone Payment Date should have occurred (if Parent had given notice of achievement of such Milestone pursuant to the terms of this Agreement), as applicable, to the date of actual payment (such amount including interest being the “CVR Shortfall”). Parent shall pay the CVR Shortfall to the Rights Agent for payment to each Holder of record as of a date that is three (3) Business Days prior to a payment date selected by Parent, which date must be within sixty (60) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report. The decision of such Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review.

(c) Each Person seeking to receive information from Parent in connection with a review or audit shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement and not use such information for any purpose other than the completion of such review or audit.

4.5 Product Transfer. Parent and its Affiliates may not, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sell, transfer, license, convey or otherwise dispose of all or a portion of their respective rights in and to any Product to a third party (other than Parent or its Affiliates), unless at all times after any such sale, transfer, license, conveyance or other disposition, Net Sales by the applicable transferee will be reflected in Net Sales in accordance with the terms hereunder (with the transferee substituted for Parent for purposes of the definition of “Net Sales”) as if such transferee was Parent, and the contract for such sale, transfer, license, conveyance or other disposition (which Parent shall take all reasonable actions necessary to enforce in all material respects) shall provide for such treatment and shall require the transferee to comply with the covenants in this Section 4.5 and Section 4.3 and Section 4.4 and to provide Parent with all information necessary to calculate Net Sales with respect to such Product. For purposes of clarification, this Section 4.5 shall not apply to sales of Products made by Parent or its Affiliates or ordinary course licensing arrangements between Parent and its Affiliates, on the one hand, and third party licensees, distributors and contract manufacturers, on the other hand, entered into in the ordinary course of business for purposes of developing, manufacturing, distributing and selling Products and for which the gross amounts invoiced for sales of Products by the applicable third party licensee, distributor or contract manufacturer will be reflected in Net Sales of such Products in accordance with the terms of this Agreement.

4.6 Series A Warrants and Series B Warrants. In the event any holder of a Series A Warrant or Series B Warrant indicates a desire to exercise, or exercises, such Warrant following the execution of this Agreement, and upon such exercise the holder of such Series A Warrant or

Series B Warrant would receive the Per Share Merger Price with respect to any shares of Company Common Stock underlying such Warrant, Parent and the Company shall use their respective reasonable good faith efforts to cause the holder of such Series A Warrant or Series B Warrant to agree to receive, upon exercise of such Warrant or in exchange for the cancellation thereof, an amount of cash equal to the value of such Series A Warrant or Series B Warrant as determined in accordance with the Black Scholes Option Pricing Model specified in such Warrant in lieu of the Per Share Merger Price with respect to any shares of Company Common Stock underlying such Warrant; provided, however, that the parties hereto acknowledge that the holder of such Series A Warrant or Series B Warrant may elect in his, her or its sole discretion to receive the Per Share Merger Price or any other consideration provided by the terms of such Warrant.

SECTION 5

AMENDMENTS

5.1 Amendments Without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent Board and the Rights Agent shall consider to be for the protection of the Holders; provided that, in each case, such provisions shall not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions shall not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that, such provisions shall not adversely affect the interests of the Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.2 Amendments With Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the written consent of the Holders of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.3 Execution of Amendments. In executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

SECTION 6

MISCELLANEOUS PROVISIONS

6.1 Entire Agreement; Counterparts. This Agreement and the Purchase Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

6.2 Notices. Any notices or other communications to be given to the Rights Agent or Parent as required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person, or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail, or on receipt after dispatch by registered or certified mail, postage prepaid, or on the next Business Day if transmitted by national overnight courier, in each case addressed as follows:

If to Parent, at:

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Ave., Suite 240

Henderson, NV 89052

Attention: Rajesh C. Shrotriya, M.D.

Facsimile: (702) 260-7405

Email: raj.shrotriya@sppirx.com

legal@sppirx.com

with a copy (which shall not constitute notice) to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: Shivbir S. Grewal

Marc G. Alcser

Facsimile: (949) 725-4100

Email: sgrewal@sycr.com

malcser@sycr.com

If to the Company, at:

Talon Therapeutics, Inc.

400 Oyster Point Blvd, Suite 200

South San Francisco, CA 94080

Attention: Chief Executive Officer

Facsimile: (650) 588-2787

Email: SDeitcher@Talontx.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Peter F. Kerman

Joshua M. Dubofsky

Facsimile: (650) 463-2600

Email: peter.kerman@lw.com

josh.dubofsky@lw.com

if to the Rights Agent:

Corporate Stock Transfer, Inc.

3200 Cherry Creek South Drive, Suite 430

Denver, Colorado 80209

Attention: Carylyn K. Bell

Facsimile: (303) 282-5800

Email: cbell@corporatestock.com

or, in each case, to such other address as shall be given in writing by any such person in accordance with this Section 6.2.

6.3 Notice To Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

6.4 Assignability; No Third Party Rights. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties and without the prior written consent of the Holders of not less than a majority of the outstanding CVRs, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect; and provided further that each of the Holders is an intended third party beneficiaries of this Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.5 Governing Law. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be construed, performed and enforced in accordance with the laws of the State of Delaware without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

6.6 Legal Holidays. In the event that the day on which any Milestone Amount is due shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on or prior to such date need not be made on or prior to such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the last day on which such Milestone Amount is due.

6.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.8 Termination. Any liability of Parent and its successors and or assigns with respect to, and the obligation to pay, any Milestone Amounts, other than the Regulatory Milestone, or any directly related payments pursuant to this Agreement shall be terminated and of no force or effect upon the date that is 20 years after the date of this Agreement. Any liability of Parent and its successors and or assigns with respect to, and the obligation to pay, the Regulatory Milestone Amount or any directly related payments pursuant to this Agreement, shall be terminated and of no force or effect upon the expiration of the Menadione Patent Rights. This Agreement shall otherwise be terminated and of no force or effect and the parties hereto shall have no liability hereunder upon the later to occur of: (i) the date that is 20 years after the date of this Agreement; or (ii) the expiration of the Menadione Patent Rights.

6.9 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Clauses and parties are references to sections or sub-sections, clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to the word “including” do not imply any limitation;

(f) references to months are to calendar months;

(g) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place where it is defined.

6.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.11 No Obligation. Notwithstanding anything in this Agreement to the contrary, in no event shall the Company, Parent or any of their Affiliates be required to achieve or undertake any level of efforts, or employ any level of resources, to achieve or cause the Milestones to be achieved.

6.12 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6.13 Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by means of a facsimile machine or by email with facsimile or scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute original forms thereof and deliver them to all other Parties. No Party shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or by email with facsimile or scan attachment as a defense to the formation of a contract, and each such Party forever waives any such defense.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Contingent Value Rights Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Kurt A. Gustafson
Name:	Kurt A. Gustafson
Title:	Executive Vice President & Chief Financial Officer

TALON THERAPEUTICS, INC.

By:	/s/ Steven R. Deitcher, M.D.
Name:	Steven R. Deitcher, M.D.
Title:	Chief Executive Officer

CORPORATE STOCK TRANSFER, INC.

By:	/s/ Carylyn Bell
Name:	Carylyn Bell
Title:	President